FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2005

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item 1	Press Release dated April 20, 2005, titled “CN’s first-quarter 2005 net income rises 42 per cent to $299 million, or $1.04 per diluted share ”.

Item 1

News
North America’s Railroad	FOR IMMEDIATE RELEASE

Stock symbols: TSX: CNR / NYSE: CNI

www.cn.ca

CN’s first-quarter 2005 net income rises 42 per cent to $299 million, or $1.04 per diluted share

MONTREAL, April 20, 2005 — CN today reported its financial results for the first quarter ended March 31, 2005.

Highlights

  Net income of $299 million, or $1.04 per diluted share, an increase of 42 per cent from year-earlier net income of $210 million, or 73 cents per diluted share;

  Revenues of $1,706 million, an increase of 19 per cent;

  Operating income up 33 per cent to $526 million;

  Record first-quarter operating ratio of 69.2 per cent, a 3.3-percentage point improvement over first-quarter 2004 performance;

  Free cash flow of $310 million, compared with $272 million for the comparable period of 2004. (1)

E. Hunter Harrison, president and chief executive officer of CN, said: “CN had an exceptional quarter, achieving – for the first time – an operating ratio of less than 70 per cent for the first three months of the year. This accomplishment was all the more striking given a severe winter and weather-related disruptions on parts of our network early in the quarter.

“Our strong performance was driven by a number of factors - a solid economy, revenue gains from CN’s 2004 acquisitions, a higher fuel surcharge, freight rate increases, and a return to more normal traffic levels following the first-quarter 2004 Canadian Auto Workers (CAW) strike. This resulted in double-digit revenue increases at five of our seven commodity groups, with particular strength in metals and minerals, forest products, and intermodal traffic.

“By staying focused on cost control and asset utilization, we continue to be well positioned to convert revenue gains into strong bottom line growth. This is the real power of CN’s operating leverage.”

Commodity groups that registered revenue gains during the quarter were metals and minerals (49 per cent); forest products (26 per cent); intermodal (26 per cent); coal (18 per cent); petroleum and chemicals (10 per cent); and grain and fertilizers (eight per cent). Automotive revenues declined by six per cent.

CN’s first-quarter 2005 performance benefited from $121 million in revenues from the rail and related holdings of Great Lakes Transportation LLC (GLT) and BC Rail, whose operations CN consolidated on May 10, 2004, and July 14, 2004, respectively.

Operating expenses for first-quarter 2005 increased by 13 per cent to $1,180 million, largely because of the inclusion of $96 million in GLT and BC Rail expenses, higher labour and fringe benefits, and increased fuel costs, all of which were partly offset by lower equipment rents.

The continued appreciation of the Canadian dollar affected the conversion of CN’s U.S. dollar-denominated revenues and expenses, and, accordingly, reduced the company’s first-quarter 2005 revenues, operating income and net income by approximately $60 million, $25 million, and $15 million, respectively. In the first quarter of 2004, the CAW strike reduced CN’s operating income and net income by $35 million and $24 million, respectively.

The financial results in this press release are reported in Canadian dollars and were determined on the basis of U.S. generally accepted accounting principles (U.S. GAAP).

(1) Please see discussion and reconciliation of this non-GAAP adjusted performance measure in the attached supplementary schedule, Non-GAAP Measures.

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk and uncertainties and that its results could differ materially from those expressed or implied in such statements. Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, and the Annual Information Form filed with the Canadian securities regulators, for a summary of major risks.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
System Director, Media Relations	Vice- President, Investor Relations
(905) 669-3384	(514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)

(In millions, except per share data)

	Three months ended March 31

	2005	2004

	(Unaudited)

Revenues	$1,706	$1,438

Operating expenses	1,180	1,043

Operating income	526	395

Interest expense	(75)	(72)

Other loss	(4)	(13)

Income before income taxes	447	310

Income tax expense	(148)	(100)

Net income	$299	$210

Earnings per share
Basic	$1.06	$0.74
Diluted	$1.04	$0.73

Weighted-average number of shares
Basic	281.9	284.5
Diluted	287.5	288.8

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF OPERATING INCOME (U.S. GAAP)

(In millions)

	Three months ended March 31

	2005	2004	Variance Fav (Unfav)

	(Unaudited)
Revenues

Petroleum and chemicals	$275	$250	10%
Metals and minerals	199	134	49%
Forest products	404	320	26%
Coal	79	67	18%
Grain and fertilizers	276	256	8%
Intermodal	287	228	26%
Automotive	122	130	(6%)
Other items	64	53	21%

	1,706	1,438	19%
Operating expenses

Labor and fringe benefits	499	419	(19%)
Purchased services and material	206	190	(8%)
Depreciation and amortization	156	142	(10%)
Fuel	166	122	(36%)
Equipment rents	47	63	25%
Casualty and other	106	107	1%

	1,180	1,043	(13%)

Operating income	$526	$395	33%

Operating ratio	69.2%	72.5%	3.3

See accompanying notes to consolidated financial statements.

Certain of the 2004 comparative figures have been reclassified in order to be consistent with the 2005 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)

(In millions)

	March 31 2005	December 31 2004	March 31 2004

	(Unaudited)		(Unaudited)

Assets

Current assets:
Cash and cash equivalents	$202	$147	$175
Accounts receivable (Note 4)	727	793	519
Material and supplies	178	127	155
Deferred income taxes	250	364	126
Other	399	279	252

	1,756	1,710	1,227

Properties	19,799	19,715	18,421
Intangible and other assets	873	940	781

Total assets	$22,428	$22,365	$20,429

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and accrued charges	$1,586	$1,605	$1,366
Current portion of long-term debt (Note 4)	225	578	149
Other	77	76	82

	1,888	2,259	1,597

Deferred income taxes	4,802	4,723	4,642
Other liabilities and deferred credits	1,474	1,513	1,200
Long-term debt (Note 4)	4,956	4,586	4,367

Shareholders' equity:
Common shares	4,715	4,706	4,682
Accumulated other comprehensive loss	(91)	(148)	(111)
Retained earnings	4,684	4,726	4,052

	9,308	9,284	8,623

Total liabilities and shareholders' equity	$22,428	$22,365	$20,429

See accompanying notes to consolidated financial statements.

Certain of the 2004 comparative figures have been reclassified in order to be consistent with the 2005 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP)

(In millions)

	Three months ended March 31

	2005	2004

	(Unaudited)
Common shares (1)

Balance, beginning of period	$4,706	$4,664

Stock options exercised and other	86	18

Share repurchase program (Note 4)	(77)	-

Balance, end of period	$4,715	$4,682

Accumulated other comprehensive loss

Balance, beginning of period	$(148)	$(129)

Other comprehensive income (loss):

Unrealized foreign exchange loss on translation of
U.S. dollar denominated long-term debt designated as a
hedge of the net investment in U.S. subsidiaries	(37)	(32)

Unrealized foreign exchange gain on translation of
the net investment in foreign operations	44	54

Unrealized holding gain on fuel derivative instruments (Note 6)	78	20

Unrealized holding loss on interest rate derivatives (Note 6)	-	(15)

Other comprehensive income before income taxes	85	27

Income tax expense	(28)	(9)

Other comprehensive income	57	18

Balance, end of period	$(91)	$(111)

Retained earnings

Balance, beginning of period	$4,726	$3,897

Net income	299	210

Share repurchase program (Note 4)	(270)	-

Dividends	(71)	(55)

Balance, end of period	$4,684	$4,052

See accompanying notes to consolidated financial statements.

(1)	During the first quarter of 2005, the Company issued 2.0 million common shares as a result of stock options exercised. At March 31, 2005, the Company had 280.5 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)

(In millions)

	Three months ended March 31

	2005	2004

	(Unaudited)
Operating activities

Net income	$299	$210
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization	157	143
Deferred income taxes	136	55
Equity in earnings of English Welsh and Scottish Railway	(5)	5
Other changes in:
Accounts receivable	64	8
Material and supplies	(51)	(35)
Accounts payable and accrued charges	(21)	(66)
Other net current assets and liabilities	(10)	(29)
Other	14	14

Cash provided from operating activities	583	305

Investing activities

Net additions to properties	(153)	(125)
Other, net	4	141

Cash provided from (used by) investing activities	(149)	16

Dividends paid	(71)	(55)

Financing activities

Issuance of long-term debt	620	491
Reduction of long-term debt	(651)	(726)
Issuance of common shares	70	14
Repurchase of common shares	(347)	-

Cash used by financing activities	(308)	(221)

Net increase in cash and cash equivalents	55	45

Cash and cash equivalents, beginning of period	147	130

Cash and cash equivalents, end of period	$202	$175

Supplemental cash flow information
Net cash receipts from customers and other	$1,886	$1,404
Net cash payments for:
Employee services, suppliers and other expenses	(1,113)	(931)
Interest	(91)	(74)
Workforce reductions	(31)	(32)
Personal injury and other claims	(27)	(36)
Pensions	(2)	(6)
Income taxes	(39)	(20)

Cash provided from operating activities	$583	$305

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 1 – Basis of presentation

In management’s opinion, the accompanying unaudited interim consolidated financial statements, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at March 31, 2005 and December 31 and March 31, 2004, its results of operations, changes in shareholders’ equity and cash flows for the three months ended March 31, 2005 and 2004.

These interim consolidated financial statements and notes have been prepared using accounting policies consistent with those used in preparing the Company’s 2004 Annual Consolidated Financial Statements. While management believes that the disclosures presented are adequate to make the information not misleading, these interim consolidated financial statements and notes should be read in conjunction with the Company’s Interim Management’s Discussion and Analysis and Annual Consolidated Financial Statements and notes thereto.

Note 2 – Acquisitions

Great Lakes Transportation LLC’s railroads and related holdings (GLT) and BC Rail Ltd. and BC Rail Partnership (collectively BC Rail) were acquired and consolidated effective May 10, 2004 and July 14, 2004, respectively. Accordingly, the Company’s results of operations for the quarter ended March 31, 2004 excluded the results of operations of both GLT and BC Rail. For comparative purposes only, if the Company had acquired both GLT and BC Rail on January 1, 2004, based on their respective historical amounts, net of the amortization of the difference between the Company’s cost to acquire GLT and BC Rail and their respective net assets (based on preliminary estimates of the fair value of GLT’s and BC Rail’s assets and liabilities), revenues, net income, and basic and diluted earnings per share would have been $1,557 million, $211 million, $0.74 per basic share and $0.73 per diluted share, respectively, for the three months ended March 31, 2004.

      The pro forma figures for both GLT and BC Rail do not reflect synergies, and accordingly, do not account for any potential increases in operating income, any estimated cost savings or facilities consolidation.

Note 3 – Note receivable from English Welsh and Scottish Railway (EWS)

In May 2005, subject to certain conditions, EWS intends to fully redeem the Company’s 8% note receivable due 2009, at the principal amount together with accrued but unpaid interest at the date of redemption. As such, at March 31, 2005, the note receivable, including accrued interest, of $60 million has been presented in Other current assets.

Note 4 – Financing activities

In January 2005, the Company repaid its borrowings of U.S.$90 million (Cdn$108 million) outstanding at December 31, 2004 under its U.S.$1,000 million revolving credit facility. On March 29, 2005, the Company refinanced, by way of amendment, its revolving credit facility, which was scheduled to mature in December 2005, for a five-year period to March 2010. The credit facility is available for general corporate purposes, including back-stopping the Company’s commercial paper program. The credit facility provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The amended credit facility agreement retains customary limitations on debt as a percentage of total capitalization, but eliminates the requirement for maintaining tangible net worth above pre-defined levels. The Company has been in compliance with these covenants throughout the quarter. As at March 31, 2005, the Company had letters of credit of $299 million under its revolving credit facility and outstanding borrowings of U.S.$285 million (Cdn$347 million) under its commercial paper program.

The Company has an accounts receivable securitization program, expiring in June 2006, under which it may sell, on a revolving basis, a maximum of $500 million ($450 million prior to February 2005) of eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust. The Company has a contingent residual interest of approximately 10% of receivables sold, which is recorded in Other current assets. At March 31, 2005, pursuant to the agreement, the maximum amount of eligible receivables had been sold, compared to $445 million at December 31, 2004.

In the first quarter of 2005, under its current share repurchase program, the Company repurchased 4.6 million common shares for $347 million, at an average price of $75.36 per share. The Company has repurchased a total of 8.6 million common shares

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

since November 1, 2004, the inception of the program, for $620 million, at an average price of $72.08 per share.

Note 5 – Stock-based compensation

For the three months ended March 31, 2005 and 2004, the Company recorded total compensation cost for awards under all plans of $28 million and $4 million, respectively.

(a) Restricted share units

In the first quarter of 2005, the Company granted approximately 0.4 million restricted share units (RSUs) to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted are scheduled for payout after three years and vest upon the attainment of targets relating to return on invested capital over the three-year period and to the Company’s share price during the three-month period ending December 31, 2007. At March 31, 2005, the Company had approximately 1.6 million RSUs outstanding under the Plan. For the three months ended March 31, 2005, the Company recorded compensation cost of $19 million compared to $3 million, for the same 2004 period.

(b) Stock options

In the first quarter of 2005, the Company granted approximately 0.7 million conventional stock options to designated senior management employees, that vest over a period of four years of continuous employment. The total number of options outstanding at March 31, 2005, including conventional, performance, and performance-accelerated options was 11.8 million. For the three months ended March 31, 2005, the Company recorded compensation cost of $7 million compared to $2 million, for the same 2004 period. At March 31, 2005, 0.5 million options remained authorized for future issuances. Subject to regulatory and shareholder approval at the Company’s 2005 Annual Meeting of Shareholders, the maximum number of options which may be issued under the plan will be increased by an additional 7.5 million.

(c) Vision 2008 Share Unit Plan

In the first quarter of 2005, the Board of Directors of the Company approved a special share unit plan with a four-year term to December 2008, entitling designated senior management employees to receive payout in cash in January 2009. The Company granted 0.4 million share units which vest conditionally upon the attainment of targets relating to the Company’s share price during the six-month period ending December 31, 2008. Payout is also conditional upon the attainment of targets relating to return on invested capital over the four-year period and to the Company’s share price during the 20-day period ending on December 31, 2008. Award payout will be equal to the number of share units vested on December 31, 2008 multiplied by the Company’s 20-day average share price ending on such date. Due to the nature of the vesting conditions, no compensation cost was recorded for the first quarter of 2005.

The Company follows the fair value based approach for stock option awards and had prospectively applied this method of accounting to all awards granted, modified or settled on or after January 1, 2003. The Company follows the intrinsic value method for cash settled awards. If compensation cost had been determined based upon fair values at the date of grant for awards under all plans, the Company’s pro forma net income and earnings per share would have been as follows:

Three months ended March 31,	2005	2004

Net income, as reported (in millions)	$299	$210

Add (deduct) compensation cost, net of
applicable taxes, determined under:

Fair value method for all awards granted
after Jan 1, 2003 (SFAS No. 123)	21	4

Fair value method for all
awards (SFAS No. 123)	(27)	(12)

Pro forma net income (in millions)	$293	$202

Basic earnings per share, as reported	$1.06	$0.74
Basic earnings per share, pro forma	$1.04	$0.71

Diluted earnings per share, as reported	$1.04	$0.73
Diluted earnings per share, pro forma	$1.02	$0.70

      Compensation cost related to stock option awards granted in the current period under the fair value based approach was calculated using the Black-Scholes option-pricing model with the following assumptions:

Three months ended March 31,	2005	2004	(1)

Expected option life (years)	5.2	-
Risk-free interest rate	3.55%	-
Expected stock price volatility	25%	-
Average dividend per share	$1.00	-

(1) In the first quarter of 2004, the Company did not grant any stock option awards.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Three months ended March 31,	2005	2004	(1)

Weighted average fair value of
options granted	$18.48	$-

(1) In the first quarter of 2004, the Company did not grant any stock option awards.

Note 6 – Derivative instruments

Fuel

At March 31, 2005, the Company had hedged approximately 50% of the estimated remaining 2005 fuel consumption, representing approximately 151 million U.S. gallons at an average price of U.S.$0.76 per U.S. gallon, and 17% of the estimated 2006 fuel consumption, representing approximately 69 million U.S. gallons at an average price of U.S.$0.89 per U.S. gallon. These derivative instruments are carried at market value on the balance sheet and are accounted for as cash flow hedges whereby the effective portion of the cumulative change in the market value of the derivative instruments has been recorded in Other comprehensive income (loss). At March 31, 2005, Accumulated other comprehensive loss included an unrealized gain of $170 million, $115 million after tax ($92 million, $62 million after tax at December 31, 2004), of which $152 million relates to derivative instruments that will mature within the next twelve months and are presented in Other current assets.

Interest rate

In the first quarter of 2004, in anticipation of future debt issuances, the Company entered into treasury lock transactions for a notional amount of U.S.$380 million to fix the treasury component on these future debt issuances. These derivative instruments were accounted for as cash flow hedges whereby the cumulative change in their market value had been recorded in Other comprehensive income (loss). The Company settled these treasury locks at a gain of U.S.$9 million (Cdn$12 million) upon the pricing of the U.S.$500 million 6.25% Debentures due 2034, subsequently issued on July 9, 2004. The realized gain of $12 million accumulated in other comprehensive loss will be recorded into income, as a reduction of interest expense, over the term of the debt based on the interest payment schedule.

      At March 31, 2005, Accumulated other comprehensive loss included an unamortized gain of $12 million, $8 million after tax.

Note 7 – Pensions and other post-retirement benefits

For the quarters ended March 31, 2005 and 2004, the components of net periodic benefit cost for pensions and other post-retirement benefits were as follows:

(a) Components of net periodic benefit cost for pensions

In millions	Three months ended March 31,	2005	2004

Service cost		$36	$29
Interest cost		185	180
Amortization of prior service cost		5	5
Expected return on plan assets		(221)	(208)

Net periodic benefit cost		$5	$6

(b) Components of net periodic benefit cost for post-retirement benefits

In millions	Three months ended March 31,	2005	2004

Service cost		$2	$2
Interest cost		5	4
Amortization of prior service cost		-	1
Recognized net actuarial gain		(1)	-

Net periodic benefit cost		$6	$7

      For the 2005 funding year, the Company expects to make total contributions of $120 million for all its defined benefit plans of which $2 million have been made at March 31, 2005.

Note 8 – Major commitments and contingencies

A. Commitments

As at March 31, 2005, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and other equipment at an aggregate cost of $474 million ($194 million at December 31, 2004). The Company also had outstanding information technology service contracts of $18 million and agreements with fuel suppliers to purchase approximately 58% of the estimated remaining 2005 volume, 45% of its anticipated 2006 volume, and 10% of its anticipated 2007 volume at market prices prevailing on the date of the purchase.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

B. Contingencies

In the normal course of its operations, the Company becom es involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

      In Canada, employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

      In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major expense for the railroad industry. The Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted occupational disease claims, based on actuarial estimates of their ultimate cost. A liability for the minimum amount of unasserted occupational disease claims is also accrued to the extent they can be reasonably estimated. The amount recorded reflects a 25-year horizon as the Company expects that a large majority of these cases will be received over such period. An actuarial study is conducted on an annual basis by an independent actuarial firm. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

      As at March 31, 2005, the Company had aggregate reserves for personal injury and other claims of $649 million ($642 million at December 31, 2004). Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at March 31, 2005, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

C. Environmental matters

The Company’s operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soi l and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

      While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years, based on known information, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;

(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated,

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

management believes, based on current information, that environmental matters will not have a material adverse effect on the Company’s financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.

      As at March 31, 2005, the Company had aggregate accruals for environmental costs of $111 million ($113 million as at December 31, 2004).

D. Guarantees and indemnifications

In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which extend over the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety bonds, and indemnifications that are customary for the type of transaction or for the railway business.

      Effective January 1, 2003, the Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

Guarantee of residual values of operating leases

The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2005 and 2012, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At March 31, 2005, the maximum exposure in respect of these guarantees was $96 million of which $9 million has been recorded. Of that amount, $6 million represents the expected cash outlay for such guarantees, while the remaining $3 million represents the Company’s obligation to stand ready and honor the guarantees that were entered into subsequent to January 1, 2003. There are no recourse provisions to recover any amounts from third parties.

Other guarantees

The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at March 31, 2005, the maximum potential liability under these guarantees was $437 million of which $357 million was for workers’ compensation and other employee benefits and $80 million was for equipment under leases and other. The Company has granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.

      As at March 31, 2005, the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees. The guarantee instruments mature at various dates between 2005 and 2010.

CN Pension Plan, CN 1935 Pension Plan and BC Rail Ltd Pension Plan

The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, the trustee of the BC Rail Ltd Pension Trust Fund, and the respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements or trust deeds. As at March 31, 2005, the Company had not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.

General indemnifications

In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company’s property, such as leases, licenses and easements; (c) contracts for the sale of assets and securitization of accounts receivable; (d) contracts for the

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

acquisition of services; (e) financing agreements; (f) trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors; (g) transfer agent and registrar agreements in respect of the Company’s securities; (h) trust agreements relating to pension plans and other plans, including those establishing trust funds to secure the payment to certain officers and senior employees of special retirement compensation arrangements; (i) master agreements with financial institutions governing derivative transactions; and (j) settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

The Company has entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of the guarantees and accordingly, no liability was recorded. As at March 31, 2005, the carrying value for guarantees for which the Company was able to determine the fair value, was $1 million. There are no recourse provisions to recover any amounts from third parties.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (U.S. GAAP)

	Three months ended March 31

	2005	2004

	(Unaudited)
Statistical operating data

Freight revenues ($ millions)	1,642	1,385
Gross ton miles (GTM) (millions)	84,476	77,953
Revenue ton miles (RTM) (millions)	44,907	41,294
Carloads (thousands)	1,187	977
Route miles (includes Canada and the U.S.)	19,221	17,544
Employees (end of period)	22,390	21,424
Employees (average during period)	22,371	21,219

Productivity

Operating ratio (%)	69.2	72.5
Freight revenue per RTM (cents)	3.66	3.35
Freight revenue per carload ($)	1,383	1,418
Operating expenses per GTM (cents)	1.40	1.34
Labor and fringe benefits expense per GTM (cents)	0.59	0.54
GTMs per average number of employees (thousands)	3,776	3,674
Diesel fuel consumed (U.S. gallons in millions)	104	95
Average fuel price ($/U.S. gallon) (1)	1.53	1.20
GTMs per U.S. gallon of fuel consumed	812	821

Safety indicators

Injury frequency rate per 200,000 person hours	2.5	2.6
Accident rate per million train miles	1.1	1.4

Financial ratios

Debt to total capitalization ratio (% at end of period)	35.8	34.4

(1) Includes the impact of the Company's fuel hedging program.

Certain of the comparative statistical data and related productivity measures have been restated to reflect changes to estimated statistical data previously reported.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP)

	Three months ended March 31

	2005	2004	Variance Fav (Unfav)

	(Unaudited)
Revenue ton miles (millions)

Petroleum and chemicals	8,058	7,694	5%
Metals and minerals	4,293	3,808	13%
Forest products	10,240	8,799	16%
Coal	3,385	3,187	6%
Grain and fertilizers	10,368	9,982	4%
Intermodal	7,763	6,990	11%
Automotive	800	834	(4%)

	44,907	41,294	9%
Freight revenue / RTM (cents)

Total freight revenue per RTM	3.66	3.35	9%

Commodity groups:
Petroleum and chemicals	3.41	3.25	5%
Metals and minerals	4.64	3.52	32%
Forest products	3.95	3.64	9%
Coal	2.33	2.10	11%
Grain and fertilizers	2.66	2.56	4%
Intermodal	3.70	3.26	13%
Automotive	15.25	15.59	(2%)

Carloads (thousands)

Petroleum and chemicals	154	147	5%
Metals and minerals	238	96	148%
Forest products	181	152	19%
Coal	104	103	1%
Grain and fertilizers	144	142	1%
Intermodal	294	261	13%
Automotive	72	76	(5%)

	1,187	977	21%
Freight revenue / carload (dollars)

Total freight revenue per carload	1,383	1,418	(2%)

Commodity groups:
Petroleum and chemicals	1,786	1,701	5%
Metals and minerals	836	1,396	(40%)
Forest products	2,232	2,105	6%
Coal	760	650	17%
Grain and fertilizers	1,917	1,803	6%
Intermodal	976	874	12%
Automotive	1,694	1,711	(1%)

Certain of the comparative statistical data and related productivity measures have been restated to reflect changes to estimated statistical data previously reported and reclassified in order to be consistent with the 2005 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES (U.S. GAAP)

Free cash flow

The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company defines free cash flow as cash provided from operating activities, excluding changes in the level of accounts receivable sold under the securitization program, less investing activities and dividends paid, and adjusted for significant acquisitions as they are not indicative of normal day-to-day investments in the Company’s asset base, calculated as follows:

	Three months ended March 31

In millions	2005	2004

Cash provided from operating activities	$583	$305

Less:
Investing activities	(149)	16
Dividends paid	(71)	(55)

Cash provided before financing activities	363	266

Adjustment:
Change in level of accounts receivable sold	(53)	6

Free cash flow	$310	$272

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION
PRO FORMA CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)

(In millions, except per share data)

	Three months ended March 31

	2005	2004 pro forma (1)	Variance Fav (Unfav)

	(Unaudited)
Revenues

Petroleum and chemicals	$275	$264	4%
Metals and minerals	199	172	16%
Forest products	404	369	9%
Coal	79	71	11%
Grain and fertilizers	276	259	7%
Intermodal	287	228	26%
Automotive	122	130	(6%)
Other items	64	64	-

	1,706	1,557	10%
Operating expenses

Labor and fringe benefits	499	463	(8%)
Purchased services and materials	206	216	5%
Depreciation and amortization	156	154	(1%)
Fuel	166	134	(24%)
Equipment rents	47	60	22%
Casualty and other	106	116	9%

	1,180	1,143	(3%)

Operating income	526	414	27%

Interest expense	(75)	(93)

Other loss	(4)	(12)

Income before income taxes	447	309

Income tax expense	(148)	(98)

Net income	$299	$211

Operating ratio	69.2%	73.4%	4.2

Basic earnings per share	$1.06	$0.74

Diluted earnings per share	$1.04	$0.73

(1) The pro forma figures reflect the Company’s results of operations as if the Company had acquired GLT and BC Rail on January 1, 2004.

Certain of the 2004 comparative figures have been reclassified in order to be consistent with the 2005 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY PRO FORMA INFORMATION (U.S. GAAP)

	Three months ended March 31

	2005	2004 pro forma	(1)	Variance Fav (Unfav)

	(Unaudited)
Revenue ton miles (millions)

Petroleum and chemicals	8,058	7,934		2%
Metals and minerals	4,293	4,403		(2%)
Forest products	10,240	9,656		6%
Coal	3,385	3,220		5%
Grain and fertilizers	10,368	10,075		3%
Intermodal	7,763	6,990		11%
Automotive	800	834		(4%)

	44,907	43,112		4%
Freight revenue / RTM (cents)

Total freight revenue per RTM	3.66	3.46		6%

Commodity groups:
Petroleum and chemicals	3.41	3.33		2%
Metals and minerals	4.64	3.91		19%
Forest products	3.95	3.82		3%
Coal	2.33	2.20		6%
Grain and fertilizers	2.66	2.57		4%
Intermodal	3.70	3.26		13%
Automotive	15.25	15.59		(2%)

Carloads (thousands)

Petroleum and chemicals	154	151		2%
Metals and minerals	238	225		6%
Forest products	181	178		2%
Coal	104	109		(5%)
Grain and fertilizers	144	144		-
Intermodal	294	260		13%
Automotive	72	76		(5%)

	1,187	1,143		4%
Freight revenue / carload (dollars)

Total freight revenue per carload	1,383	1,306		6%

Commodity groups:
Petroleum and chemicals	1,786	1,748		2%
Metals and minerals	836	764		9%
Forest products	2,232	2,073		8%
Coal	760	651		17%
Grain and fertilizers	1,917	1,799		7%
Intermodal	976	877		11%
Automotive	1,694	1,711		(1%)

(1) The pro forma figures reflect the Company’s results of operations as if the Company had acquired GLT and BC Rail on January 1, 2004.

Certain of the 2004 comparative figures have been reclassified in order to be consistent with the 2005 presentation.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: April 21, 2005	By:	/s/ Cristina Circelli

		Name:	Cristina Circelli
		Title:	General Counsel